
March 20, 2012

<u>Via E-mail</u>
Damian Georgino
Chief Legal Officer
Heckmann Corporation
300 Cherrington Parkway
Suite 200
Coraopolis, PA 15108

>   **Re: Heckmann Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed March 14, 2012**
>   **File No. 333-179518**

Dear Mr. Georgino:

We have reviewed your response letter dated March 14, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3 Filed February 14, 2012, as amended March 14, 2012</u>

<u>Opinions of Counsel</u>

1.   Please obtain and file as an exhibit a new or revised opinion of counsel which addresses each of the following comments. Refer generally to the guidance contained in Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011), which we refer to below as "SLB 19."

Exhibit 5.1

2.   We note the revision that counsel made to the assumption identified as (v) in the last paragraph on page 3. However, the referenced opinion rendered by Thompson & Knight does not appear to provide the information that assumption (v) suggests it contains. The assumption remains overly broad. Similarly, it appears that the parenthetical reference included in the further assumption identified as (vi) in the second full paragraph on page 4 should be expanded to refer to both the Company and the Guarantors. Please see SLB 19 at Section II.B.3.a.

3.   Because the newly provided opinion filed as Exhibit 5.2 does not appear to provide some essential points, such as the valid existence of the Guarantors and their power to enter into the documents referenced in assumptions (i) and (ii) in the carryover paragraph from pages 4 to 5, those assumptions do not appear appropriate. Moreover, it appears that those elements would be necessary for, and constitute part of, numbered opinion (2) (c) which appears at page 5.

4.   In the first full paragraph on page 9, the new text is included within assumption (a). Please revise to clarify that assumption (a) is limited to those other than the Company and the Guarantors, although it may retain the explanation that the opinion as to the Guarantors is contained in the document filed as Exhibit 5.2.

Exhibit 5.2

5.   We note that counsel assumes in assumptions (v)(A) and (v)(B) the Guarantors' future valid existence and their power to perform. However, these assumptions do not appear to be appropriate. See generally SLB 19, and in particular Section II.B.2.a. These assumptions are not consistent with the examples provided at footnote 25 of SLB 19.

6.   Please ensure that the last paragraph of the opinion properly identifies the exhibit number which the Company used to designate the document as filed. Currently, the opinion refers to Exhibit 5.1.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Eulalia M. Mack